ИРКУТСКЭНЕРГО

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ (ОАО "ИРКУТСКЭНЕРГО")

12.05.2006 № 097/5246

На № ____________ от ____________

Number 82-4458 (12g3-2(b))

The U.S. Securities and Exchange Commission

Office of International Corporate Finance

450 Fifth Street, N.W.

Mail top 3-9

Washington. D.C. 20549

U.S.A.

Re: Exemption No.: 82-4458 (12g3-2(b))

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the full 2005 year and for the 3 months of 2006 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

Attachment:

1. Financial report and financial results of JSC Irkutskenergo for the full 2005 year;
2. Financial report and financial results of JSC Irkutskenergo for the 3 months of 2006.

Sincerely,

Acting general director of JSC Irkutskenergo — Mikhail A. Graiver

Dlw 5/31

Putintsev V.
(3952) 790-586

Сухэ-Батора ул., д.3, Иркутск, 664025. Телеграфный: 231151 «ФАЗА». Тел.: (395-2) 790-201, 790-300
Факс: (395-2) 790-899. E-mail: idkan@irkutskenergo.ru. http://www.irkutskenergo.ru
ОКПО 00105348. ОГРН 1023801003313. ИНН/КПП 3800000220/997450001

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION
«IRKUTSKENERGO»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the full 2005 year (in thousands of Rubles)

Balance Sheet, for the full 2005 year (in thousands of Rubles)

ASSETS	01/01/2005	12/31/2006
Intangible Assets	0	0
Property, Plants & Equipment	42 262 162	41 866 411
Capital investments in progress	1 215 934	1 829 322
Long-Term Investments	1 495 567	2 272 478
Other assets	210 804	525 649
Inventories	1 547 814	1 801 964
Value-added tax	522 687	705 328
Accounts Receivable	3 930 978	3 212 436
Short-Term Investments	353 561	223 340
Cash	1 016 923	1 570 894
TOTAL ASSETS	52 556 430	54 007 822
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 396 564	40 643 554
Reserve funds	1 191 702	1 191 702
Retained Earnings	1 745 914	2 449 705
Long-Term Debt	530 108	537 923
Short-Term Debt	847 700	813 800
Accounts Payable	3 048 232	3 576 449
Backlog to the participants for profit discharging	4 102	4 742
Future terms incomes	25 300	23 139
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	52 556 430	54 007 822

FINANCIAL RESULTS
for the full 2005 year (in thousands of Rubles)

INDEX	the full 2005 year
1. Income before taxes	1 732 722
2. Profit utilization: Profit tax	762 977

Acting general director of
JSC «Irkutskenergo» _______ Mikhail A. Graiver

Chief accountant of
JSC «Irkutskenergo» _______ Gennadiy M. Tolstykh

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION
«IRKUTSKENERGO»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 3 months of 2006 (in thousands of Rubles)

Balance Sheet, for the 3 months of 2006 (in thousands of Rubles)

ASSETS	01/01/2006	03/31/2006
Intangible Assets	0	0
Property, Plants & Equipment	41 866 411	41 237 645
Capital investments in progress	1 829 322	2 027 183
Long-Term Investments	2 272 478	3 298 520
Other assets	525 649	556 729
Inventories	1 801 964	1 177 056
Value-added Tax	705 328	252 546
Accounts Receivable	3 212 436	4 023 391
Short-Term Investments	223 340	223 338
Cash	1 570 894	2 447 876
TOTAL ASSETS	54 007 822	55 244 284
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 643 554	40 637 690
Reserve Funds	1 191 702	1 191 702
Retained Earnings	2 449 705	3 452 272
Fixed liabilities	537 923	575 598
Short-Term Debt	813 800	524 800
Accounts Payable	3 576 449	4 067 660
Backlog to the participants for profit discharging	4 742	5 154
Future terms incomes	23 139	22 600
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	54 007 822	55 244 284

FINANCIAL RESULTS
for the 3 months of 2006 (in thousands of Rubles)

INDEX	the 3 months of 2006
1. Income before taxes	1 402 643
2. Profit utilization:	
Profit tax	392 962

Acting general director of
JSC «Irkutskenergo» Mikhail A. Graiver

Chief accountant of
JSC «Irkutskenergo» Gennadiy M. Tolstykh